Exhibit 99.1

News Release

Stantec reports fourth quarter and year-end 2017 results, dividend increase, and appointment of new director

Company posts continued organic growth in the fourth quarter and establishes positive outlook for 2018; results impacted by legacy project issues, US tax reform

EDMONTON, AB; NEW YORK, NY (February 22, 2018) TSX; NYSE: STN

As Stantec reports its fourth quarter and full year 2017 results, Stantec president and CEO Gord Johnston comments: “We had many successes in 2017 that position us well heading into 2018. We saw a return to positive organic growth in the Company overall. We focused on the full integration of MWH while also positioning our platform for future expansion and growth into global markets. While the full integration efforts of MWH and some legacy project issues affected our results, particularly in the fourth quarter, we are optimistic about 2018. We focus on continuing to execute our strategic plan as we look to expand into new regions, and we see positive momentum in our end markets into 2018.”

Financial Summary

	Year ended December 31			Quarter ended December 31
(In millions of Canadian dollars, except per share amounts and percentages)	2017 $	2016 $	% Increase (Decrease)	2017 $	2016 $	% Increase (Decrease)

Gross revenue	5,140.1	4,300.1	19.5%	1,246.0	1,240.8	0.4%
Net revenue	3,417.3	3,098.4	10.3%	805.0	820.2	(1.9%)
EBITDA (note)	424.1	336.3	26.1%	69.4	82.9	(16.3%)
Adjusted EBITDA (note)	363.4	352.3	3.2%	63.1	83.8	(24.7%)
Net income	97.0	130.5	(25.7%)	11.2	29.4	(61.9%)
Adjusted net income (note)	202.0	181.1	11.5%	37.2	40.4	(7.9%)
Diluted earnings per share	0.85	1.22	(30.3%)	0.10	0.26	(61.5%)
Adjusted diluted earnings per share (note)	1.77	1.69	4.7%	0.32	0.35	(8.6%)
Cash dividends declared per common share	0.50	0.45	11.1%	0.1250	0.1125	11.1%

note: EBITDA, adjusted EBITDA , adjusted net income, and adjusted diluted earnings per share are non-IFRS measures and are discussed in the Definition of Non-IFRS Measures subsection of Stantec’s 2017 Annual Report.

Following is a summary of Stantec’s results for the fourth quarter and full year 2017, and the Company’s outlook for 2018:

Q4 2017 Summary of Results:

	Quarter Ended December 31, 2017
	Consulting		Construction		Total
(in millions of Canadian dollars, except percentages)	$	% of NR	$	% of NR	$	% of NR

Gross revenue	977.4	130.4%	268.6	487.5%	1,246.0	154.8%
Net revenue	749.9	100.0%	55.1	100.0%	805.0	100.0%
Gross margin	419.0	55.9%	6.5	11.8%	425.5	52.9%
Administrative, marketing, and other expenses	348.6	46.5%	13.8	25.2%	362.4	45.0%

Adjusted EBITDA (note)	70.4	9.4%	(7.3)	(13.2%)	63.1	7.8%
Loss on sale of property and equipment					0.4	0.0%
Rebalancing of investments held for self-insured liabilities					(6.7)	(0.8%)
Total EBITDA (note)					69.4	8.6%

note: Adjusted EBITDA and EBITDA are non-IFRS measures and are discussed in the Definition of Non-IFRS Measures subsection of Stantec’s 2017 Annual Report.

•	Stantec’s gross and net revenues were $1,246 million and $805 million in the quarter, up 0.4% and retracting 1.9%, respectively; net revenue was lower because some legacy projects experienced challenges (described further below), which also negatively impacted organic growth and gross margins.

•	Stantec achieved organic gross revenue growth of 4.1% and organic net revenue growth of 2.2%, mainly from growth in Energy & Resources. Organic growth was partly offset by the impact of foreign exchange rates and the divestiture of Innovyze.

•	Gross margin decreased in the quarter—from 54.5% to 52.9%—mostly due to $26 million in revenue and cost provisions for legacy projects that had challenges in the quarter. This includes recording revenue adjustments and cost provisions of $5 million on a major design-build project due to additional costs, design, and project scope issues in the US Water business. Construction Services also incurred $5 million in cost increases related to certain UK-based waste-to-energy projects where delays and certain asserted performance issues resulted in increases in costs to complete. In addition, approximately $16 million in cost escalations were incurred due to site conditions, client delays, and productivity issues in legacy US-based water hard-bid projects. Claims against parties believed to be responsible for causing much of these added costs have been or will be asserted, and any recoveries obtained may benefit future quarters as the claims are resolved.

•	Administrative and marketing expenses as a percentage of net revenue increased—from 44.3% in Q4 16 to 44.9% in Q4 17—mainly due to a $6.2 million increase in our provision for self-insurance, and a $3 million increase in marketing and administrative labor due to lower utilization. These were partly offset by a $5.3 million decrease in our share-based compensation.

•	Other income increased $6.6 million mainly due to the realization of a $6.7 million gain on the sale of equities on investments held for self-insured liabilities.

•	EBITDA decreased 16.3% in the quarter—from $82.9 million to $69.4 million. Adjusted EBITDA decreased 24.7%—from $83.8 million to $63.1 million—due to project impacts on gross margin and administrative and marketing cost increases (described above).

•	The reported tax rate in Q4 17 was 64.8% or $20.6 million, primarily impacted by the US tax reform, as described below. The impact of the US transition tax increased tax expense by $31.2 million, partly offset by a revaluation of deferred tax assets and liabilities of $12.6 million, resulting in a net impact from US tax reform of $18.6 million. The effective annual tax rate was 24.0% in Q4 17 and 27.0% in Q3 17. The change resulted in an effective tax rate of 7.6% in the quarter.

•	Adjusted diluted EPS decreased from $0.35 to $0.32, or 8.6%, in the quarter, due primarily to project impacts on gross margin and administrative and marketing cost increases, offset by a lower effective tax rate.

Full Year 2017 Summary of Results:

	2017
	Consulting		Construction		Total
(in millions of Canadian dollars, except percentages)	$	% of NR	$	% of NR	$	% of NR

Gross revenue	4,028.7	126.9%	1,111.4	456.4%	5,140.1	150.4%
Net revenue	3,173.8	100.0%	243.5	100.0%	3,417.3	100.0%
Gross margin	1,761.9	55.5%	66.0	27.1%	1,827.9	53.5%
Administrative, marketing, and other expenses	1,400.3	44.1%	64.2	26.4%	1,464.5	42.9%

Adjusted EBITDA (note)	361.6	11.4%	1.8	0.7%	363.4	10.6%
Acquisition-related costs					0.4	0.0%
Loss on sale of property and equipment					0.2	0.0%
Rebalancing of investments held for self-insured liabilities					(6.7)	(0.2%)
Gain on disposition of a subsidiary					(54.6)	(1.6%)

Total EBITDA (note)					424.1	12.4%

note: Adjusted EBITDA and EBITDA are non-IFRS measures and are discussed in the Definition of Non-IFRS Measures subsection of Stantec’s 2017 Annual Report.

•	Stantec achieved gross revenue of $5,140.1 million—up 19.5%—and net revenue of $3,417.3 million—up 10.3% from 2016. Organic gross revenue growth of 3.6%, net revenue growth of 0.1%, and acquisition growth were partly offset by foreign exchange impacts.

•	Net revenue was lower than anticipated because of legacy projects primarily in Construction Services; the impacts were incurred mostly in the fourth quarter.

•	Gross margin was 53.5% in 2017 compared to 54.1% in 2016, mostly due to Construction Services: higher costs incurred mostly in the fourth quarter on certain US-based hard-bid projects and UK-based waste-to-energy projects.

•	Administrative and marketing expenses as a percentage of net revenue decreased from 43.1% to 42.8%. Excluding acquisition-related costs of $14.5 million in 2016, administrative and marketing expenses was 42.6% in 2016. Increased administrative and marketing expenses in 2017 were due partly to a $12 million increase in IT costs related to adopting cloud-based software and developing the Company’s global platform and core network infrastructure. In addition, a $13.3 million increase in the actuarial estimates associated with the provision for self-insurance with the addition of MWH was incurred. Stantec recorded a $3.9 million increase in professional and audit fees related to items such as first-year SOX compliance for legacy MWH, US tax reform, and out-from-under tax planning. The Company also incurred $3.5 million in costs related to integration activities for MWH. These higher costs were partly offset by an $11.3 million decrease in occupancy and lease exit costs and a $3.5 million decrease in severance payments.

•	EBITDA increased 26.1%—from $336.3 million to $424.1 million. Adjusted EBITDA increased 3.2%—from $352.3 million to $363.4 million. Adjusted EBITDA for the Consulting Services business remained constant year over year, with gross margin as a percentage of net revenue improving over 2016, offset by higher administrative and marketing expenses (noted above). Construction Services EBITDA was negatively impacted primarily by legacy project issues (described above).

•	The reported annual tax rate of 63.2%, or $166.5 million, was impacted by certain transactions in 2017 and US tax reform (noted below). The Innovyze sale increased tax expense by $94.5 million and a corporate reorganization increased tax expense by $3.2 million. The impact of the US transition tax increased tax expense by $31.2 million; this was offset by a revaluation of deferred tax assets and liabilities of $12.6 million for a net tax increase from US tax reform of $18.6 million. The annual effective tax rate, adjusted for all the foregoing items, was 24.0%.

•	Adjusted diluted EPS was up from $1.69 to $1.77, and full-year diluted EPS was down from $1.22 to $0.85 mainly due to $26 million in gross margin project impacts incurred in the fourth quarter and an increase in administrative and marketing expenses of approximately $20 million (described above).

OUTLOOK: Positive; Refined Targets Established For 2018

Dan Lefaivre, executive vice president and CFO, says:

“In 2018, we expect to generate organic gross revenue growth in the low- to mid-single digits in line with global GDP growth. We continue to target a long-term average compound gross revenue growth rate of 15% through a combination of organic and acquisition growth.

“While there were several impacts specific to the last quarter of 2017, we don’t anticipate similar issues in future quarters. The challenged projects are nearing completion. We recorded a one-time tax charge stemming from the recent US tax reform, and we expect an effective tax rate of approximately 27% in 2018.”

The Company also established and refined its targets for 2018 to provide greater transparency into the difference in the nature of work between Consulting Services and Construction Services. These targets are outlined in the table below:

Measure	2018 Target Range
Consulting Services

Gross margin as % of net revenue	Between 53% and 55%
Administrative and marketing expenses as % of net revenue	Between 41% and 43%
EBITDA as % of net revenue (note)	Between 11% and 13%

Construction Services

Gross margin as % of net revenue	Between 30% and 33%
Administrative and marketing expenses as % of net revenue	Between 25% and 27%
EBITDA as % of net revenue (note)	Between 7% and 9%

Consolidated

Gross margin as % of net revenue	Between 52% and 54%
Administrative and marketing expenses as % of net revenue	Between 41% and 43%
EBITDA as % of net revenue (note)	Between 10% and 12%
Net income as % of net revenue	At or above 5%

note: EBITDA is a non-IFRS measure and is discussed in the Definition of Non-IFRS Measures subsection of Stantec’s 2017 Annual Report.

In addition, the Company expects the gross to net revenue ratio for Consulting Services and Construction Services to be in the following ranges for 2018:

2018 Guidance Gross to Net Revenue Ratio

Consulting Services	Between 1.25 and 1.30
Construction Services	Between 4.50 and 5.00
Consolidated	Between 1.45 and 1.50

The outlook is based on various expectations, including continued economic growth in North America, increased infrastructure spending, global economic growth, and the ability to capitalize on strategic initiatives and expand the global footprint.

Continued Overall Organic Growth – Many End Markets Well Positioned into 2018

Stantec’s Canadian Consulting Services business had organic gross revenue growth of 5.4% and organic net revenue growth of 6.1% in the quarter. Growth was from continued strong housing demand in Ontario, southern Alberta, and Quebec; several larger pipeline projects; and a large mining project. Stantec also continued work on large healthcare projects in Ontario, Alberta, and British Columbia.

In the United States, Consulting Services organic gross revenue retracted 0.6% and organic net revenue retracted 1.1% in the quarter. Water was negatively impacted by certain water programs coming to completion or slowing and a $5 million downward revenue adjustment on a major design-build project.

The Company’s Global Consulting Services business had organic gross revenue growth of 6.7% and organic net revenue growth of 8.3% in the quarter due to strong project activity in the UK through the Water Asset Management Programme 6 (AMP6) cycle and improving market conditions in the Latin America Mining sector and Middle East Water business operating unit.

Construction Services operations had organic gross revenue growth of 11.2% and organic net revenue retraction of 1.3% related to cost escalations in legacy MWH US-based water hard-bid projects and certain UK-based waste-to-energy projects (noted above).

For further information regarding revenue, refer to the Gross Revenue and Net Revenue by Reportable Segments and Gross Revenue and Net Revenue by Consulting Services – Business Operating Units subsections in Stantec’s 2017 Annual Report.

Synergy Targets Achieved, Exceeded

As of the end of Q4 17, Stantec had exceeded the anticipated synergy target of US$25 million outlined at announcement of the MWH acquisition ($15 million in cost synergies; $10 million in revenue synergies). Cost synergies were due primarily to reduced labor, eliminated corporate costs, reduced accounting fees, and savings from consolidating real estate. Savings were also realized by realigning the combined insurance and employee benefit plans. Revenue synergies are ongoing as Stantec continues to win work that would not have been possible if MWH and Stantec were separate companies.

Integration Update

The Company completed several initiatives to increase collaboration between integrated teams and offices. As part of the full integration of MWH, as of January 1, 2018, the Company completed efforts to brand as “Stantec” globally, a significant milestone. Stantec rolled out collaboration tools such as common email, skype, and calendar access to help management pair the right employees with the right projects around the world. In 2018, the Company will continue to invest in streamlined common enterprise systems to drive efficiencies through its operating structure.

Significant Project Wins and Growth Opportunities in Q4 17

Stantec continued to secure significant project awards in the fourth quarter. These wins include appointment as the lead designer for the Long Island Rail Road Third Track Expansion Project; the award of the first Asset Management Programme 7 (AMP7) contract for Yorkshire Water in the United Kingdom; a contract for design-build services for Phase One of the Royal Columbian Hospital Redevelopment Project in New Westminster, British Columbia; a contract to design upgrades to State Highway 58 in New Zealand; and a contract to provide engineering design and reserve estimation for a platinum mine in South Africa.

Subsequent Events

On February 21, 2018, Stantec’s board added a new director: Richard Bradeen of Montreal, Quebec, a former senior vice president (Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit

Services, and Risk Assessment) for Bombardier Inc. Before that, Mr. Bradeen worked at Ernst & Young for 19 years, holding increasingly senior roles including partner and president of the Corporate Finance Group in Toronto, Ontario. Mr. Bradeen will also serve on the board’s Audit and Risk Committee.

Dividend

On February 21, 2018, Stantec declared a cash dividend of $0.1375 per share, payable on April 12, 2018, to shareholders of record on March 29, 2018, an increase of 10.0% over last year.

Conference Call and Company Information

On Thursday, February 22, at 7:00 AM MST (9:00 AM EST), Stantec’s fourth quarter and year end 2017 conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone can dial in toll-free at 1-888-378-4439 (Canada and the United States) or 1-647-484-0475 (international). Please provide the operator with confirmation code 9707574.

Stantec’s Annual General Meeting of Shareholders will be held on Thursday, May 10, 2018, at 10:30 AM MDT (12:30 PM EDT) at Stantec Centre, 10160 – 112 Street NW, Edmonton, Alberta, Canada.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted earnings per share are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2017 Annual Report.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements relating to Stantec’s 2018 outlook, expected organic gross revenue and GDP growth, future effective tax rates arising from US tax reform, trends and momentum in our end markets, ongoing synergies arising from the MWH acquisition, project execution improvements, and Stantec’s positioning for future global expansion and growth. Forward-looking statements also include any other statements that do not refer to historical facts. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, decreased infrastructure spending levels, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2017 Annual Report. Stantec’s 40-F has been filed with the SEC, and you may obtain this document by visiting EDGAR on the SEC website at sec.gov. You may obtain our complete audited annual consolidated financial statements and associated Management’s Discussion and Analysis for the year ended December 31, 2017 (which form our 2017 Annual Report) by visiting EDGAR on the SEC website at sec.gov, on the CSA website at sedar.com, or at stantec.com. Alternatively, you may obtain a hard copy of the 2017 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Earl J. Woods	Sonia Kirby
Stantec Media Relations	Stantec Investor Relations
Ph: 780-969-6544	Ph: 780-616-2785
earl.woods@stantec.com	sonia.kirby@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and

Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(In millions of Canadian dollars)	December 31 2017 $	December 31 2016 $
ASSETS
Current
Cash and cash equivalents	239.5	210.9
Cash in escrow	7.9	8.8
Trade and other receivables	816.1	806.4
Unbilled revenue	414.8	421.8
Income taxes recoverable	61.6	46.7
Prepaid expenses	54.3	62.3
Other financial assets	9.3	20.9
Other assets	4.7	4.7

Total current assets	1,608.2	1,582.5
Non-current
Property and equipment	212.6	213.9
Goodwill	1,556.6	1,828.1
Intangible assets	262.4	449.5
Investments in joint ventures and associates	9.7	9.2
Net employee defined benefit asset	12.7	-
Deferred tax assets	23.2	26.2
Other financial assets	186.1	160.1
Other assets	9.4	15.2

Total assets	3,880.9	4,284.7

LIABILITIES AND EQUITY
Current
Trade and other payables	704.6	718.1
Deferred revenue	187.4	201.8
Income taxes payable	11.0	1.8
Long-term debt	198.2	91.9
Provisions	28.1	36.0
Other financial liabilities	1.8	2.4
Other liabilities	22.2	20.8

Total current liabilities	1,153.3	1,072.8
Non-current
Income taxes payable	18.3	-
Long-term debt	541.4	928.6
Provisions	81.7	80.7
Net employee defined benefit liability	31.2	50.5
Deferred tax liabilities	54.6	79.6
Other financial liabilities	9.1	7.6
Other liabilities	92.0	88.4

Total liabilities	1,981.6	2,308.2

Shareholders’ equity
Share capital	878.2	871.8
Contributed surplus	21.5	18.7
Retained earnings	947.1	917.9
Accumulated other comprehensive income	49.5	167.3

Total shareholders’ equity	1,896.3	1,975.7

Non-controlling interests	3.0	0.8

Total liabilities and equity	3,880.9	4,284.7

Consolidated Statements of Income

Years ended December 31 (In millions of Canadian dollars, except per share amounts)	December 31 2017 $	December 31 2016 $
Gross revenue	5,140.1	4,300.1
Less subconsultant/subcontractor and other direct expenses	1,722.8	1,201.7

Net revenue	3,417.3	3,098.4
Direct payroll costs	1,589.4	1,422.1

Gross margin	1,827.9	1,676.3
Administrative and marketing expenses	1,463.8	1,335.1
Depreciation of property and equipment	54.6	51.2
Amortization of intangible assets	80.2	75.7
Net interest expense	25.8	28.6
Other net finance expense	7.1	6.4
Share of income from joint ventures and associates	(2.6)	(2.4)
Foreign exchange loss	0.1	0.7
Gain on disposition of a subsidiary	(54.6)	-
Other (income) expense	(10.0)	0.2

Income before income taxes	263.5	180.8

Income taxes
Current	192.9	37.7
Deferred	(26.4)	12.6

Total income taxes	166.5	50.3

Net income for the period	97.0	130.5

Earnings per share
Basic	0.85	1.22

Diluted	0.85	1.22